Condensed Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and March 31, 2020

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(Stated in thousands of U.S. dollars except shares and per share data)
(Unaudited)

		Three Months Ended March 31,
	Notes	2021	2020 [1]

Revenue	6	64,988	54,087
Cost of sales excluding depreciation and amortization	7	31,385	26,017
Depreciation and amortization		7,327	5,110
Mine operating profit		26,276	22,960

Other expenses
Exploration expense		808	744
Corporate general and administrative expense		4,962	5,175
Share-based compensation expense	20	586	904
Other expense, net		2,895	648
Gain on fair value of derivative financial instruments, net	22	(7,242)	(4,062)
Income before finance and tax		24,267	19,551
Finance expense, net	8	3,738	3,578
Income from continuing operations before tax		20,529	15,973
Income tax expense	9	9,716	8,235
Net income and comprehensive income from continuing operations		10,813	7,738
Net loss and comprehensive loss from discontinued operations		—	(7,726)
Net income and comprehensive income		10,813	12

Net income/(loss) and comprehensive income/(loss) attributable to non-controlling interest		1,808	(817)
Net income and comprehensive income attributable to Golden Star shareholders		9,005	829
		10,813	12

Net income from continuing operations per share attributable to Golden Star shareholders	10
Basic		$0.08	$0.06
Diluted		$0.06	$0.03

Net loss from discontinued operations per share attributable to Golden Star shareholders	10
Basic		$—	$(0.05)
Diluted		$—	$(0.05)

Net income/(loss) per share attributable to Golden Star shareholders	10
Basic		$0.08	$0.01
Diluted		$0.06	$(0.01)

1Please refer to Note 26 for information on revised prior period comparatives.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(Unaudited)

		As of	As of
	Notes	March 31, 2021	December 31, 2020 [1]
ASSETS
CURRENT ASSETS
Cash and cash equivalents		66,058	60,809
Accounts and other receivables	11	23,523	23,759
Inventories	12	31,104	30,600
Prepaids and other		6,608	6,548
Derivative assets	22	907	—
Total Current Assets		128,200	121,716
RESTRICTED CASH		2,315	2,131
ACCOUNTS AND OTHER RECEIVABLES	11	11,715	12,602
MINING INTERESTS	13	242,882	207,412
DERIVATIVE ASSETS	22	1,513	—
Total Assets		386,625	343,861

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	14	39,779	41,297
Current portion of rehabilitation provisions	15	2,538	2,018
Current portion of deferred revenue	16	7,765	7,646
Current portion of long-term debt	17	55,463	49,735
Current portion of lease liabilities	18	2,384	296
Current portion of derivative liability	22	204	3,312
Current income tax liabilities		8,123	12,774
Total Current Liabilities		116,256	117,078
REHABILITATION PROVISIONS	15	14,516	15,550
DEFERRED REVENUE	16	95,585	96,916
LONG-TERM DEBT	17	50,141	54,547
LEASE LIABILITIES	18	32,029	1,185
DERIVATIVE LIABILITY	22	—	1,713
DEFERRED TAX LIABILITY		32,291	31,098
Total Liabilities		340,818	318,087

SHAREHOLDERS’ EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized	19	926,669	918,013
CONTRIBUTED SURPLUS		39,333	38,769
DEFICIT		(941,914)	(950,919)
Shareholders’ equity attributable to Golden Star shareholders		24,088	5,863
NON-CONTROLLING INTEREST		21,719	19,911
Total Equity		45,807	25,774
Total Liabilities and Shareholders’ Equity		386,625	343,861
1Please refer to Note 26 for information on revised prior period comparatives.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.
Signed on behalf of the Board,
"Timothy C. Baker"                            "Robert E. Doyle"
Timothy C. Baker, Director                        Robert E. Doyle, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(Unaudited)

		Three Months Ended March 31,
	Notes	2021	2020 [1]

OPERATING ACTIVITIES:
Net income from continuing operations		10,813	7,738
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization		7,456	4,767
Share-based compensation expense	20	586	904
Income tax expense	9	9,716	8,235
Gain on fair value of derivative financial instruments, net	22	(7,242)	(4,062)
Deferred revenue recognized	6	(1,864)	(1,882)
Reclamation expenditures	15	(276)	(327)
Other non-cash items	23	4,136	1,764
Changes in working capital and taxes paid	23	(13,026)	(9,568)
Net cash provided by operating activities of continuing operations		10,299	7,569
Net cash used in operating activities of discontinued operations		—	(4,020)
Net cash provided by operating activities		10,299	3,549
INVESTING ACTIVITIES:
Additions to mining interests	13	(9,813)	(9,910)
Change in accounts payable and deposits on mine equipment and material		(2,756)	(2,518)
Decrease in restricted cash		(184)	(1)
Net cash used in investing activities of continuing operations		(12,753)	(12,429)
Net cash used in investing activities of discontinued operations		—	(2,680)
Net cash used in investing activities		(12,753)	(15,109)
FINANCING ACTIVITIES:
Principal payments on lease liabilities	18	(930)	(404)
Shares issued, net of issuance costs	19	8,633	—
Exercise of stock options and DSUs and settlement of PRSUs		—	509
Net cash provided by financing activities of continuing operations		7,703	105
Net cash used in financing activities of discontinued operations		—	(6)
Net cash provided by financing activities		7,703	99
Increase/(decrease) in cash and cash equivalents		5,249	(11,461)
Cash and cash equivalents, beginning of period		60,809	53,367
Cash and cash equivalents, end of period		66,058	41,906
1Please refer to Note 26 for information on revised prior period comparatives.
See Note 23 Supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(Unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity
Balance at January 1, 2020	109,385,063	910,205	38,964	(898,779)	(82,513)	(32,123)
Issued on exercise of DSUs	27,066	—	—	—	—	—
Issued on exercise of stock options	325,553	821	(312)	—	—	509
Issued on settlement of PRSUs, net of tax	50,399	61	(115)	—	—	(54)
Options granted, net of forfeitures	—	—	297	—	—	297
Deferred share units granted	—	—	230	—	—	230
Performance and restricted share units granted	—	—	243	—	—	243
Net income/(loss)	—	—	—	829	(817)	12
Balance at March 31, 2020	109,788,081	911,087	39,307	(897,950)	(83,330)	(30,886)

Balance at January 1, 2021	111,313,595	918,013	38,769	(950,919)	19,911	25,774
Shares issued	2,628,719	8,633	—	—	—	8,633
Issued on exercise of DSUs	20,660	23	(23)	—	—	—
Options granted, net of forfeitures	—	—	17	—	—	17
Deferred share units granted	—	—	133	—	—	133
Performance and restricted share units granted	—	—	64	—	—	64
UK performance share units granted	—	—	373	—	—	373
Net income	—	—	—	9,005	1,808	10,813
Balance at March 31, 2021	113,962,974	926,669	39,333	(941,914)	21,719	45,807

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(Unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is an international gold mining and exploration company incorporated under the Canada Business Corporations Act. The Company's shares are listed on the Toronto Stock Exchange under the symbol GSC, the NYSE American exchange (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6 Canada, and the Company has corporate offices in London, United Kingdom and Accra, Ghana.
Through our 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa underground mine and a carbon-in-leach processing plant (collectively "Wassa"), located northeast of the town of Tarkwa, Ghana. Until September 30, 2020 and as further discussed in Note 5, we owned and operated the Bogoso gold mining and processing operations, the Prestea open pit mining operations and the Prestea underground mine (collectively "Prestea") located near the town of Prestea, Ghana. The Company also holds and manages interests in several gold exploration projects in Ghana.
2. BASIS OF PRESENTATION
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and with interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook – Accounting including International Accounting Standards ("IAS") 34 Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2020, except for the changes in accounting policies described in Note 3 below.
These condensed interim consolidated financial statements were approved by the Company's Board of Directors on May 5, 2021.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented, except for the changes in accounting policies described in Note 3.
All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and contingent consideration which are measured at fair value through profit or loss.
Going concern
As at March 31, 2021, the Company had cash and cash equivalents of $66.1 million, net current assets excluding deferred revenue and the embedded derivative liability of $19.9 million and net cash provided by operations before working capital changes for the three months then ended of $23.3 million. As at March 31, 2021, the Company was compliant with its debt covenants.

To date, the Company has been able to continue operations largely unaffected since the outbreak of the COVID-19 pandemic and gold production and shipments have continued without any significant disruptions. However, the Company cannot provide any assurances that its planned operations, production and capital expenditure for the foreseeable future will not be delayed, postponed or cancelled as a result of the COVID-19 pandemic or otherwise. The COVID-19 pandemic could (i) continue to affect financial markets, including the price of gold and the trading price of the Company’s shares, (ii) adversely affect the Company’s ability to raise capital, and (iii) cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive or unavailable on commercially reasonable terms or at all. Any of these events or circumstances could have a material adverse effect on the Company’s business, financial condition and results of operations.
Management has prepared detailed cash flow forecasts to assess the economic impact of COVID-19 from a going concern and viability perspective. Based on these detailed cash flow forecasts, including any reasonably possible changes in the key assumptions on which the cash flow forecasts are based and assess various scenarios related to COVID-19, Management believes that the Company will have adequate resources to continue as a going concern for the foreseeable future, and at this point in time there are no material uncertainties regarding going concern. Management has concluded that it is appropriate to prepare the consolidated financial statements on a going concern basis.
3. CHANGES IN ACCOUNTING POLICIES
New Accounting Standards Effective 2021
The Company has adopted the following revised accounting standard effective January 1, 2021. The changes were made in accordance with the applicable transitional provisions.
IAS 16 AMENDMENTS - Property, Plant and Equipment: Proceeds before Intended Use
In 2020, the IASB published IAS 16, Property, Plant and Equipment- Proceeds before Intended Use (Amendments to IAS 16) (“the amendments”) which applies to annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company has early adopted these amendments effective January 1, 2021 and has applied the amendments retrospectively.
These amendments prohibit the deduction from the cost of an item of property, plant and equipment any net proceeds received from the sales of the items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the Company recognizes the proceeds from the sale of such items, and the cost of producing those items in the Statement of Operations. As required, the Company has adopted the amendments on a modified retrospective basis. There was no cumulative impact on opening equity on adoption and there was no impact to the current period or comparative periods presented as a result of the amendment.
Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (effective January 1, 2021)
In August 2020, the IASB published Phase 2 of its amendments to IFRS 9, IFRS 7 and IFRS 16 to address issues that impact financial reporting at the time of IBOR replacement with alternative rates. The amendments provide a practical expedient to ease the potential burden of accounting or changes in contractual cash flows, provide relief from specific hedge accounting requirements, and add disclosure requirements, at the time of IBOR replacement. The Company has adopted these amendments effective January 1, 2021 and has applied the Phase 2 amendments retrospectively. There was no impact to the current period or comparative periods presented as a result of the amendment.

4. SEGMENTED INFORMATION
Segmented revenue and results
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by Management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended March 31,	Wassa	Exploration	Corporate	Total
2021
Revenue	64,988	—	—	64,988
Mine operating expenses	28,360	—	—	28,360
Operating costs from metal inventory	(411)	—	—	(411)
Royalties	3,436	—	—	3,436
Cost of sales excluding depreciation and amortization	31,385	—	—	31,385
Depreciation and amortization	7,327	—	—	7,327
Mine operating profit	26,276	—	—	26,276
Income tax expense	9,716	—	—	9,716

Net income from continuing operations attributable to non-controlling interest	1,808	—	—	1,808
Net income/(loss) from continuing operations attributable to Golden Star	13,205	(497)	(3,703)	9,005
Net income/(loss) from continuing operations	15,013	(497)	(3,703)	10,813

Capital expenditures[1]	9,603	179	31	9,813

2020
Revenue	54,087	—	—	54,087
Mine operating expenses	25,366	—	—	25,366
Severance charges	45	—	—	45
Operating costs to metal inventory	(2,282)	—	—	(2,282)
Royalties	2,888	—	—	2,888
Cost of sales excluding depreciation and amortization	26,017	—	—	26,017
Depreciation and amortization	5,110	—	—	5,110
Mine operating profit	22,960	—	—	22,960
Income tax expense	8,235	—	—	8,235

Net income from continuing operations attributable to non-controlling interest	1,529	—	—	1,529
Net income/(loss) from continuing operations attributable to Golden Star	12,207	(1,065)	(4,933)	6,209
Net income/(loss) from continuing operations	13,736	(1,065)	(4,933)	7,738

Capital expenditures[1]	9,597	—	314	9,911

1 Capital expenditures excludes additions of right-of-use assets and changes in rehabilitation provision estimates. See Note 13 for a full breakdown of additions to mining interests.

Segmented Assets
The following table presents the segmented assets:

	Wassa	Exploration	Corporate	Total
March 31, 2021
Total assets	328,096	433	58,096	386,625

December 31, 2020
Total assets	285,573	378	57,910	343,861

5. DISCONTINUED OPERATIONS
The financial results of Prestea have been presented as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows following completion of the sale of the Company's 90% interest in Prestea to Future Global Resources Limited (“FGR”) on September 30, 2020. As a result, the financial results of Prestea have been represented as if Prestea had been discontinued from the start of the comparative period.

The components of net loss from discontinued operations and cash flow information for the periods ended March 31, 2021 and 2020 were as follows:

	Three Months Ended March 31,
	2021	2020
Revenue	—	13,284
Cost of sales excluding depreciation and amortization	—	16,879
Depreciation and amortization	—	1,759
Mine operating loss	—	(5,354)
Prestea general and administrative expense	—	500
Other expense, net	—	2,087
Loss before finance and tax	—	(7,941)
Finance income, net	—	(215)
Net loss from discontinued operations	—	(7,726)
Net income and comprehensive loss from discontinued operations attributable to non-controlling interest	—	(2,346)
Net loss and comprehensive loss from discontinued operations attributable to Golden Star shareholders	—	(5,380)

	Three Months Ended March 31
	2021	2020
Net cash used in operating activities	—	(4,020)
Net cash used in investing activities	—	(2,680)
Net cash used in financing activities	—	(6)
Net cash used by discontinued operations	—	(6,706)

6. REVENUE
Revenue includes the following components:

	Three Months Ended March 31,
	2021	2020
Revenue - Spot sales	61,576	51,023
Cash payment proceeds	1,548	1,184
Deferred revenue recognized	1,864	1,880
Revenue - Streaming Agreement	3,412	3,064
Total revenue	64,988	54,087
Information about major customers
During the three months ended March 31, 2021, approximately 90% (three months ended March 31, 2020 - 90%) of our gold production was sold through a gold refinery located in South Africa. Other than the sales to RGLD Gold AG as part of the Streaming Agreement, the refinery arranges for the sale of gold typically on the day the gold doré arrives at the refinery and the Company receives payment for the refined gold sold two working days after the gold doré arrives at the refinery.

The global gold market is competitive with numerous banks and gold refineries willing to buy refined gold and gold doré on short notice. Therefore, we believe that the loss of one of our current customers would not materially delay or disrupt revenue.
7. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales, excluding depreciation and amortization, include the following components:

	Three Months Ended March 31,
	2021	2020
Mine operating expenses	28,360	25,366
Severance charges	—	45
Operating costs to metal inventory	(411)	(2,282)
Royalties	3,436	2,888
	31,385	26,017

8. FINANCE EXPENSE, NET
Finance expense and income include the following components:

	Three Months Ended March 31,
	2021	2020
Interest expense on principal debt	1,611	1,869
Interest on financing component of deferred revenue (Note 16)	651	781
Accretion of 7% Convertible Debentures discount (Note 17)	729	646
Amortization of deferred financing fees	413	189
Interest expense on lease obligations	415	36
Net foreign exchange loss	175	173
Accretion of rehabilitation provision (Note 15)	13	38
Accretion of long-term receivables discount (Note 11)	(219)	—
Interest income	(50)	(154)
	3,738	3,578

9. INCOME TAXES
Income tax expense is recognized based on Management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	Three Months Ended March 31,
	2021	2020
Current expense:
Canada	—	—
Foreign	8,523	5,835
Deferred tax expense:
Canada	—	—
Foreign	1,193	2,400
	9,716	8,235
In 2019, the Ghana Revenue Authority (“GRA”) issued a tax assessment to Golden Star (Wassa) Limited, relating to the 2014-2016 periods that claimed a reduction in the attributable tax losses by $29 million which following our appeal was reduced to $4 million during the course of 2020. Management still believes that the majority of the matters noted in the updated assessment are either incorrect or unsubstantiated and has filed a second appeal in an attempt to resolve these matters.

Subsequent to the financial year ended December 31 2020, the GRA issued a tax assessment to Golden Star (Wassa) Limited, relating to the 2017-2018 periods that claimed a reduction in the attributable tax losses by $4 million. Management believes that the majority of the matters in the assessment are either incorrect or unsubstantiated and has filed an appeal in an attempt to resolve these matters.

As Golden Star (Wassa) Limited utilized all its tax loss carry forwards in the year ending December 31, 2019, if the above audit assessments were to be upheld there would be a cash tax exposure of approximately $3 million.

Overall, it remains the Company’s current assessment that the relevant assessments and claims by the GRA are in most cases unsubstantiated and without merit. No amounts have been recorded for any potential liability associated with the above amounts and the Company intends to defend any follow up in relation to this matter should it arise. The amount of loss, if any, cannot be determined at the current time.

10. INCOME/(LOSS) PER COMMON SHARE
The following table provides a reconciliation between basic and diluted loss per common share:

	Three Months Ended March 31,
	2021	2020
Net income/(loss) attributable to Golden Star shareholders used in calculating basic income/(loss) per share:
From continuing operations	9,005	6,209
From discontinued operations	—	(5,380)
	9,005	829
Diluted income/(loss)
Net income from continuing operations attributable to Golden Star shareholders:
Used in calculating basic income/(loss) per share	9,005	6,209
Adjustments:
Interest expense on 7% Convertible Debentures	889	899
Accretion of 7% Convertible Debentures discount (Note 8)	729	646
Gain on fair value of 7% Convertible Debentures embedded derivative (Note 22)	(2,439)	(3,651)
Used in calculating diluted income/(loss) per share	8,184	4,103
Net loss from discontinued operations attributable to Golden Star Shareholders	—	(5,380)
Income/(loss) attributable to Golden Star shareholders used in calculating diluted income/(loss) per share	8,184	(1,277)

Weighted average number of basic shares (millions)	113.6	109.6
Dilutive securities:
Options	0.1	0.3
Deferred share units	1.3	1.3
Performance and restricted share units	0.3	0.5
UK performance share units	2.0	0.6
7% Convertible Debentures	11.4	11.4
Weighted average number of diluted shares (millions)	128.7	123.7

Basic income/(loss) per share
From continuing operations	$0.08	$0.06
From discontinued operations	$—	$(0.05)
Basic income per share attributable to Golden Star shareholders	$0.08	$0.01

Diluted income/(loss) per share
From continuing operations	$0.06	$0.03
From discontinued operations	$—	$(0.05)
Diluted income/(loss) per share attributable to Golden Star shareholders	$0.06	$(0.01)

11. ACCOUNTS AND OTHER RECEIVABLES
The following table summarizes the components of the Company's current and long-term accounts receivables:

	As of	As of
	March 31, 2021	December 31, 2020
Current:
Deferred consideration for the sale of Prestea, net of loss allowance	18,260	19,297
Gold sales receivable	269	174
Indirect taxes	2,346	1,579
Other	2,648	2,710
	23,523	23,759
Long-term:
Deferred consideration for the sale of Prestea, net of loss allowance	11,715	12,602
	11,715	12,602

Sale of Prestea - Deferred consideration

On September 30, 2020, the Company completed the sale of its 90% interest in Prestea to FGR pursuant to a sale and purchase agreement for the sale by Golden Star’s wholly owned subsidiary, Caystar Holdings (“Caystar”), and the purchase by FGR of all the issued and outstanding share capital of Bogoso Holdings (“Bogoso”), the holder of 90% of the shares of GSBPL (the “SPA”), for a deferred consideration of $34.3 million which is guaranteed by Blue International Holdings (“BIH”), the parent company of FGR and which, prior to the execution of the Amendment Agreement (as defined below), was payable by FGR to Golden Star in the following tranches:
–$5 million in cash to be paid on the earlier of (i) the date at which FGR puts in place a new reclamation bond with the Environmental Protection Agency of Ghana (the “EPA”) in relation to Prestea, and (ii) March 30, 2021;
–$10 million in cash and the net working capital adjusted balancing payment (as described in the SPA) which as at the date hereof amounts to $4.3 million to be paid on July 31, 2021; and
–$15 million in cash to be paid on July 31, 2023.

Amendment Agreement

On March 28, 2021, the Company and its wholly-owned subsidiary, Caystar Holdings (“Caystar”), entered into an agreement (the “Amendment Agreement”) with FGR and BIH, to amend the SPA.

The staged payments that form the deferred consideration have now been reprofiled to allow time for FGR to complete the environmental bonding process for Prestea and to bring forward the second deferred payment due in 2021 such that both staged payments will be made together on May 31, 2021, the latter payment being some two months earlier than previously anticipated. The deferred consideration payments will now fall due as follows:

–The $5 million payment that was due on March 30, 2021 will now be payable by no later than May 31, 2021;
–The $10 million payment that was due to be paid on July 31, 2021 will be brought forward for payment by no later than May 31, 2021; and
–An amount of approximately $4.6 million (comprised of the net working capital adjusted balancing payment of approximately $4.3 million and fees of approximately $0.3 million for services provided by Caystar to FGR pursuant to a transition agreement dated September 30, 2020) will continue to fall due by no later than July 31, 2021.

Loss allowance on the deferred consideration for the sale of Prestea

Management assessed both the recent amendment of the original terms concerning the deferred consideration scheduling in combination with future considerations that might impact on the recoverability of the receivable as part of the expected credit loss assessment. Management concluded that the credit profile of the deferred consideration from FGR has changed since initial recognition and that there is an increased risk of a default occurring over the expected life of the receivable. However the adjustment remains immaterial as at March 31, 2021.

12. INVENTORIES
Inventories include the following components, net of provisions:

	As of	As of
	March 31, 2021	December 31, 2020
Stockpiled ore	6,626	6,706
In-process ore	566	1,057
Finished goods	1,517	449
Materials and supplies	22,395	22,388
	31,104	30,600
The cost of inventories expensed for the three months ended March 31, 2021 was $27.9 million (three months ended March 31, 2020 - $23.1 million).
Finished goods inventory of $0.2 million as of March 31, 2021 is carried at net realizable value (March 31, 2020 - $0.4 million).

13. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
Balance at December 31, 2020	289,091	803,890	3,686	1,096,667
Additions	31	—	9,782	9,813
Right-of-use asset additions	33,447	—	—	33,447
Change in rehabilitation provision estimate (Note 15)	—	(251)	—	(251)
Balance at March 31, 2021	322,569	803,639	13,468	1,139,676

Accumulated depreciation
Balance at December 31, 2020	251,435	637,820	—	889,255
Depreciation and amortization	4,202	3,337	—	7,539
Balance at March 31, 2021	255,637	641,157	—	896,794

Carrying amount
Balance at December 31, 2020	37,656	166,070	3,686	207,412
Balance at March 31, 2021	66,932	162,482	13,468	242,882

As at March 31, 2021, the right-of-use assets had net carrying amounts of $35.6 million (December 31, 2020 - $2.7 million). The total minimum lease payments are disclosed in Note 18 - Lease liabilities.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	March 31, 2021	December 31, 2020
Trade and other payables	18,396	20,026
Accrued liabilities	15,716	14,137
Payroll-related liabilities	4,378	4,917
Accrued interest payable	1,289	2,217
	39,779	41,297

15. REHABILITATION PROVISIONS
At March 31, 2021, the estimated total undiscounted amount of future cash for rehabilitation of Wassa was estimated to be $17.4 million. A discount rate assumption of 0.6%, an inflation rate assumption of 1.7% and a risk premium of 5% were used to value the rehabilitation provisions as at March 31, 2021. This compares to a discount rate of 0.3%, an inflation rate of 1.7% and a risk premium of 5% used as at December 31, 2020. The Company expects payments for reclamation to be incurred between 2021 and 2027. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the Three Months Ended March 31, 2021	For the Year Ended December 31, 2020
Beginning balance	17,568	68,435
Accretion of rehabilitation provisions (Note 8)	13	444
Changes in estimates	(251)	4,188
Cost of reclamation work performed	(276)	(2,632)
Derecognized on sale of Prestea	—	(52,867)
Balance at the end of the period	17,054	17,568

Current portion	2,538	2,018
Long term portion	14,516	15,550
	17,054	17,568
16. DEFERRED REVENUE
In May 2015, the Company through its subsidiary Caystar Finance Co. completed a $145 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD Gold AG which provides that Golden Star will deliver 10.5% of gold production from Wassa and Prestea at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. Thereafter, 5.5% of gold production will be delivered from Wassa and Prestea at a cash purchase price of 30% of spot gold price. As at March 31, 2021, the Company had delivered a total of 124,348 ounces of gold to RGLD Gold AG since the inception of the Streaming Agreement.
Following the sale of Prestea, the Streaming Agreement was restructured to separate Prestea from the current arrangement. Wassa now delivers the remainder of the Tier One streaming obligation and thereafter Wassa will transition into the Tier Two structure, which delivers 5.5% of gold production at a cash purchase price of 30% of spot gold price.
The changes in the carrying value of deferred revenue are as follows:

	For the Three Months Ended March 31, 2021	For the Year Ended December 31, 2020
Beginning balance	104,562	113,975
Deferred revenue recognized before cumulative catch-up adjustment	(1,864)	(9,804)
Interest on financing component of deferred revenue (Note 8)	651	3,026
Variable consideration adjustment	—	6,437
Derecognized on sale of Prestea	—	(9,072)
Balance at the end of the period	103,350	104,562

Current portion	7,765	7,646
Long term portion	95,585	96,916
Total	103,350	104,562
During the three months ended March 31, 2021, the Company sold 4,351 (2020 - 4,724) ounces of gold to RGLD Gold AG. Revenue recognized on the ounces sold from Wassa production to RGLD Gold AG during the three months ended March 31, 2021 consisted of $1.5 million (2020 - $1.5 million including discontinued operations of $0.3 million) of cash payment proceeds and $1.9 million (2020 - $2.3 million including discontinued operations of $0.4 million) of deferred revenue recognized (Note 6).
17. DEBT
The following table summarizes the components of the Company's current and long-term debt:

	As of	As of
	March 31, 2021	December 31, 2020
Current debt:
7% Convertible Debentures	50,463	49,735
Macquarie Credit Facility	5,000	—
	55,463	49,735
Long-term debt:
Macquarie Credit Facility	50,141	54,547
	50,141	54,547

Macquarie Credit Facility

On October 17, 2019, the Company closed the $60 million senior secured Macquarie Credit Facility. The interest rate is 4.5% plus the applicable USD LIBOR rate. Certain subsidiaries of the Company are guarantors under the Macquarie Credit Facility, namely, Caystar Holdings, Wasford Holdings, Golden Star (Wassa) Limited, and Caystar Finance Co.

On October 9, 2020, the Company entered into a modified and restated credit agreement with Macquarie pursuant to which Macquarie upsized the credit facility to $70 million representing a $20 million increase on the outstanding balance of $50 million. This allowed the Company to re-draw the two $5 million principal repayments that were made in June and September 2020 and provided an additional $10 million of new capacity which will be made available in conjunction with the redemption of the 7% Convertible Debentures maturing in August 2021.

The modification of the Macquarie Credit Facility included a rescheduled amortization profile which defers quarterly repayments of $5 million per quarter to March 2022. The quarterly principal repayments will continue to December 2023 when the remaining balance of the Macquarie Credit Facility will be settled with a $25 million bullet payment. Should the Company elect to draw the additional $10 million at the time it becomes available, the next quarterly principal repayment will be brought forward to September 2021.

The Macquarie Credit Facility includes covenant clauses requiring the Company to maintain certain key financial ratios. The Company must maintain a Debt Service Coverage Ratio of greater than 1.20:1, tested quarterly on a rolling four-quarter basis as at the end of each of the fiscal quarters beginning with the fiscal quarter ended June 30, 2020; maintain a ratio of Net Debt to EBITDA of less than 3.00:1, tested quarterly on a rolling four-quarter basis as at the end of each of the fiscal quarters; demonstrate, on the basis of the consolidated financial statements and annual consolidated corporate budget, that from December 31, 2020 and for each fiscal quarter thereafter, the Convertible Debentures can be repaid in full in cash by the maturity in August 2021 while maintaining (after giving effect to such repayment in cash) a positive cash position (excluding restricted cash) of $25 million; and ensure that at all times the sum of aggregate indebtedness (excluding right-of-use lease liabilities) does not exceed $135 million. The Company remains in compliance with the covenants as at March 31, 2021.

7% Convertible Debentures

The 7% Convertible Debentures are senior unsecured obligations of the Company, bear interest at a rate of 7.0% per annum, are payable semi-annually on February 1 and August 1 of each year, beginning on February 1, 2017, and will mature on August 15, 2021, unless earlier repurchased, redeemed or converted.

Subject to earlier redemption or purchase, the 7% Convertible Debentures are convertible at any time until the close of business on the third business day immediately preceding August 15, 2021 by the election of the holder, and may be settled at the Company's discretion in cash, common shares of the Company, or a combination of cash and common shares based on an initial conversion rate. Non-election by the holder requires settlement by the Company in cash. The initial conversion rate of the 7% Convertible Debentures, subject to adjustment, is approximately 222 common shares of the Company per $1,000 principal amount of 7% Convertible Debentures being converted, which is equivalent to an initial conversion price of approximately $4.50 per common share. As at March 31, 2021, $51.5 million principal amount of 7% Convertible Debentures remains outstanding.

The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Beginning balance	49,735	47,002
Accretion of 7% Convertible Debentures discount (Note 8)	729	2,733
Balance at the end of the period	50,464	49,735

Schedule of payments on outstanding debt as of March 31, 2021:

	Year ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Maturity
7% Convertible Debentures
Principal	51,498	—	—	2021
Interest	1,802	—	—

Macquarie Credit Facility
Principal	—	20,000	40,000	2023
Interest	1,976	2,598	1,889

Total principal	51,498	20,000	40,000
Total interest	3,778	2,598	1,889
	55,276	22,598	41,889

18. LEASE LIABILITIES

Lease liabilities as at March 31, 2021 include equipment lease agreements totaling $0.1 million (December 31, 2020 - $0.1 million), a corporate office lease of $1.4 million (December 31, 2020 - $1.4 million) which has a remaining lease term of five years, and a power purchase agreement of $33.0 million for a new thermal power plant commissioned at Wassa in the period ended March 31, 2021 and that has a ten year term ending in 2030. Short-term lease payments for the period ended March 31, 2021 were $0.9 million (period ended March 31, 2020 - $0.4 million).

The following table summarizes the movements in the Company's lease liabilities:

	For the Three Months Ended March 31, 2021	For the Year Ended December 31, 2020
Beginning balance	1,481	2,381
Additions	33,447	599
Principal payments	(930)	(1,714)
Interest expense	415	98
Foreign exchange loss	—	132
Derecognized on the sale of Prestea	—	(15)
Balance at the end of the period	34,413	1,481

Current portion	2,384	296
Long term portion	32,029	1,185
	34,413	1,481

Schedule of payments on outstanding lease liabilities as of March 31, 2021:

	Year ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Year ending December 31, 2024	Year ending December 31, 2025 Onwards	Maturity
Principal	1,597	3,195	3,332	3,498	22,791	2030
Interest	1,208	1,495	1,335	1,169	3,389
	2,805	4,690	4,667	4,667	26,180

19. SHARE CAPITAL

	Number of Common Shares	Share Capital
Balance at December 31, 2019	109,385,063	910,205
Issued on exercise of DSUs	135,557	176
Issued on exercise of stock options	1,711,680	7,376
Issued on settlement of PRSUs, net of tax	81,295	256
Balance at December 31, 2020	111,313,595	918,013
Shares issued	2,628,719	8,633
Issued on exercise of DSUs	20,660	23
Balance at March 31, 2021	113,962,974	926,669
On October 28, 2020, the Company entered into a $50 million “at the market” sales agreement. The use of proceeds from the “at the market” sales agreement is for discretionary growth capital at Wassa, exploration, general corporate purposes and working capital. During the three months ended March 31, 2021, 2.6 million new shares were issued under the "at the market"

sales agreement. The net proceeds from shares issued under the “at the market” sales agreement of $8.6 million for the period ended March 31, 2021 is net of share issuance costs of $0.3 million.
20. SHARE-BASED COMPENSATION
Share-based compensation expenses recognized in the consolidated statements of operations include the following components:

	Three Months Ended March 31,
	2021	2020
Stock options	17	297
Deferred share units	143	230
Share appreciation rights	(11)	21
Performance and restricted share units	64	113
UK performance share units	373	243
	586	904
Stock options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of stock options granted during the three months ended March 31, 2020 were based on the weighted average assumptions noted in the following table:

	Three Months Ended March 31,
	2021	2020
Expected volatility	—	56.69%
Risk-free interest rate	—	1.41%
Expected lives	—	1.1 years
The weighted average fair value per stock option granted during the three months ended March 31, 2020 was $2.55 CAD. As at March 31, 2021, there was $0.1 million of share-based compensation expense (March 31, 2020 - $0.5 million) relating to the Company's stock options to be recorded in future periods. For the three months ended March 31, 2021, the Company recognized an expense of $nil (three months ended March 31, 2020 - $0.3 million).
A summary of stock option activity under the Company's Stock Option Plan during the three months ended March 31, 2021 is as follows:

	Options ('000)	Weighted– average exercise price (CAD$)	Weighted– average remaining contractual life (Years)
Outstanding as of December 31, 2020	849	6.21	5.3
Forfeited	(79)	6.71
Expired	(17)	14.15	—
Outstanding as of March 31, 2021	753	5.98	5.4

Exercisable as of December 31, 2020	711	6.40	4.7
Exercisable as of March 31, 2021	645	6.09	5.0

Deferred share units ("DSUs")
For the three months ended March 31, 2021, the DSUs that were granted vested immediately and a compensation expense of $0.1 million was recognized for these grants (three months ended March 31, 2020 - $0.2 million). As of March 31, 2021, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.

The DSU activity during the three months ended March 31, 2021 and 2020 can be summarized as follows:

	Three Months Ended March 31,
	2021	2020
Number of DSUs, beginning of period ('000)	1,322	1,274
Granted	38	76
Exercised	(21)	(27)
Number of DSUs, end of period ('000)	1,339	1,323
Share appreciation rights ("SARs")
As of March 31, 2021, there was approximately $0.5 million of total unrecognized compensation cost related to unvested SARs (March 31, 2020 - $0.3 million). For the three months ended March 31, 2021, the Company recognized a credit of $0.01 million related to these cash-settled awards (three months ended March 31, 2020 - expense of $0.02 million).
The SARs activity during the three months ended March 31, 2021 and 2020 can be summarized as follows:

	Three Months Ended March 31,
	2021	2020
Number of SARs, beginning of period ('000)	438	593
Granted	380	240
Forfeited	—	(5)
Number of SARs, end of period ('000)	818	828
2017 Performance and restricted share units ("PRSUs")
For the three months ended March 31, 2021, the Company recognized $0.1 million expense (three months ended March 31, 2020 - $0.1 million). The PRSU activity during the three months ended March 31, 2021 and 2020 can be summarized as follows:

	Three Months Ended March 31,
	2021	2020
Number of PRSUs, beginning of period ('000)	210	634
Granted	81	—
Transferred from UK PSUs	93	—
Settled	—	(65)
Forfeited	—	(62)
Number of PRSUs, end of period ('000)	384	507

UK performance share units

For the three months ended March 31, 2021, the Company recognized $0.4 million expense (three months ended March 31, 2020 - $0.3 million).

The UK PSU activity during the three months ended March 31, 2021 and 2020 can be summarized as follows:

	Three Months Ended March 31,
	2021	2020
Number of UK PSUs, beginning of period ('000)	1,555	—
Granted	1,254	1,409
Transferred to PRSUs	(93)	—
Number of UK PSUs, end of period ('000)	2,716	1,409

21. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the period ended March 31, 2021 and 2020 other than the items disclosed below.
Key management personnel
Key management personnel are defined as members of the Board of Directors and certain senior officers of the Company. Compensation of key management personnel is as follows:

	Three Months Ended March 31,
	2021	2020
Salaries, wages, bonuses and other benefits	1,020	2,045
Share-based compensation	512	520
	1,532	2,565
22. DERIVATIVE FINANCIAL INSTRUMENTS
The following table illustrates the classification of the Company's recurring fair value measurements for derivative financial instruments within the fair value hierarchy and their carrying values and fair values as at March 31, 2021 and December 31, 2020:

		March 31, 2021		December 31, 2020
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial instruments
Fair value through profit or loss
7% Convertible Debentures embedded derivative	3	204	204	2,643	2,643
Non-hedge derivative contract (asset)/liability	2	(2,420)	(2,420)	2,382	2,382
		(2,216)	(2,216)	5,025	5,025
There were no non-recurring fair value measurements of derivative financial instruments as at March 31, 2021.
The three levels of the fair value hierarchy are:
    Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
    Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
    Level 3 - Inputs that are not based on observable market data.
The following table provides a reconciliation of derivative liability opening and closing balances as presented on the consolidated balance sheets:

	For the Period Ended March 31, 2021	For the Year Ended December 31, 2020
Opening balance	5,025	5,819
Gain on fair value of 7% Convertible Debentures embedded derivative	(2,439)	(2,965)
Unrealized (gain)/loss on fair value of non-hedge derivative contracts	(4,803)	2,171
Gain on fair value of derivative financial instruments	(7,242)	(794)
Closing balance	(2,216)	5,025

Current portion of derivative liability/(asset):
7% Convertible Debentures embedded derivative	204	2,643
Non-hedge derivative contracts	(907)	669
	(703)	3,312
Long term portion of derivative (asset)/liability:
Non-hedge derivative contracts	(1,513)	1,713
	(1,513)	1,713
The valuation techniques that are used to measure fair value are as follows:
7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued at March 31, 2021 and December 31, 2020 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	March 31, 2021	December 31, 2020
Embedded derivative
Risk premium	5.1%	5.9%
Borrowing costs	7.5%	7.5%
Expected volatility	45.0%	45.0%
Remaining life (years)	0.4	0.6
If the risk premium increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the consolidated statements of operation would increase by $0.01 million at March 31, 2021.
If the borrowing costs increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the consolidated statements of operation would increase by $0.01 million at March 31, 2021.
If the expected volatility increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would increase and the related gain in the consolidated statements of operation would decrease by $0.14 million at March 31, 2021.

Non-hedge derivative contracts
The non-hedge accounted collar contracts are considered fair value through profit or loss financial instruments with fair value determined using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads.
In October 2020, the Company entered into costless collars consisting of puts and calls on 87,500 ounces with a floor price of $1,600 per ounce and a ceiling price of $2,176 per ounce for positions expiring in 2021, and a ceiling price of $2,188 per ounce for positions expiring in 2022. The positions mature at a rate of 10,937.5 ounces per quarter from March 2021 to December 2022. During the period ended March 31, 2021, in relation to these positions, the Company recognized an unrealized gain of $4.8 million.

Contingent consideration

In addition to the deferred consideration on the sale of Prestea, a contingent payment of up to $40 million may become payable by FGR to Golden Star conditional upon the occurrence of the milestones set out hereinafter in respect of the development of the Bogoso Sulfide Project (the “Contingent Payment”). The triggering event for the Contingent Payment is the earlier of (i) the date of FGR’s formal decision to proceed with the Bogoso Sulfide Project is made, or (ii) the date on which an aggregate of 5% of the sulfide mineral resources as stated at the end of 2019, being 1.76 million ounces of measured and indicated resources and 0.07 million ounces of inferred resource has been extracted (the earlier of (i) and (ii) being the “Decision to Proceed”). The quantum of the Contingent Payment is determined by reference to the average spot gold price for the 90-day period preceding the date of the Decision to Proceed and shall amount to:

• $20 million, if the average spot gold price is less than or equal to $1,400 per ounce ("/oz");
• $30 million, if the average spot gold price is greater than $1,400/oz but less than or equal to $1,700/oz; or
• $40 million, if the average spot gold price is greater than $1,700/oz.

The fair value of the contingent consideration on completion of the sale of Prestea and as at March 31, 2021 is $nil (December 31, 2020 - $nil).
23. SUPPLEMENTAL CASH FLOW INFORMATION
During the period ended March 31, 2021, the Company paid interest of $2.5 million (three months ended March 31, 2020 - $2.8 million).
Changes in working capital and taxes paid for the years ended March 31, 2021 and 2020 are as follows:

	Three Months Ended March 31,
	2021	2020
Decrease/(increase) in prepaids and other	1,601	(2,153)
Increase in inventories	(418)	(3,209)
(Increase)/decrease in accounts receivable and other receivables	(811)	1,315
Decrease in accounts payable and accrued liabilities	(224)	(3,258)
Total changes in working capital	148	(7,305)
Income tax liabilities paid	(13,174)	(2,263)
Total changes in working capital and taxes paid	(13,026)	(9,568)
Other non-cash items include the following components:

	Three Months Ended March 31,
	2021	2020
Loss allowance (Note 11)	2,143	—
Interest on financing component of deferred revenue (Note 8)	651	781
Accretion of 7% Convertible Debentures discount (Note 8)	729	646
Amortization of financing fees (Note 8)	413	189
Inventory write-down	—	18
Accretion of rehabilitation provisions (Note 8)	13	38
Interest on lease obligations (Note 18)	415	36
Loss on disposal of assets	—	39
(Gain)/loss on fair value of marketable securities	(9)	17
Accretion of long-term receivables discount (Note 8)	(219)	—
	4,136	1,764

24. COMMITMENTS AND CONTINGENCIES
The Company has capital and operating commitments of $0.8 million and $10.8 million respectively, all of which are expected to be incurred within the next year.

Due to the nature of the Company’s operations, various legal matters from time to time arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of Management, these matters will not have a material effect on the consolidated financial statements of the Company.

As part of the Prestea disposal transaction, the Company has provided indemnification to FGR for legal and tax matters that have arisen prior to the date of completion of the sale of Prestea. The Company continues to hold the view that no provision is required in respect of GRA demand notices against GSBPL for an amount of $2.3 million relating to customs-related findings, and that the Company complied with all requirements.

Legal Proceedings

On September 15, 2020, certain employees of GSBPL initiated proceedings before the courts in Ghana, claiming that the completion of the transaction contemplated by the SPA would trigger the termination of their existing employments, entitling them to severance payments. GSBPL retained legal counsel to defend the claim given no employment contracts were severed, amended or modified upon the completion of the sale transaction on September 30, 2020 and GSBPL continues to operate with existing employment contracts and contractual terms being honored.

On February 16, 2021, the court ruled in favor of GSBPL (owned by FGR since September 30, 2020) that the plaintiffs’ pleadings disclosed no reasonable cause of action and were therefore frivolous, vexatious, and scandalous. Accordingly, the plaintiffs lacked the requisite standing or capacity to institute the action.

On March 26, 2021, the plaintiffs filed a notice of appeal.

The Company is involved in legal proceedings, from time to time, arising in the ordinary course of its business. It is not expected that any material liability will arise from current legal proceedings or have a material adverse effect on the Company’s future business, operations or financial condition.
25. SUBSEQUENT EVENTS
Subsequent to March 31, 2021, a further 0.6 million shares were sold from the "at the market" sales agreement raising net proceeds of $1.8 million.
26. PRIOR PERIOD COMPARATIVES
Certain balances in the consolidated balance sheet as at December 31, 2020 have been reclassified to separate lease liabilities from debt due to the significance of the $33.4 million lease liability addition in the period ended March 31, 2021 relating to a thermal power plant commissioned at Wassa (see Note 18). The effect of the reclassifications is to decrease the current portion of long term debt and increase the current portion of lease liabilities by $0.3 million, and decrease long term debt and increase lease liabilities by $1.2 million as at December 31, 2020. The reclassifications have no impact to the consolidated statement of operations and comprehensive loss, consolidated statement of cash flows and consolidated statement of changes in equity for the period ended March 31, 2020.

The financial results of Prestea have been presented as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows following completion of the sale of the Company's 90% interest in Prestea to FGR on September 30, 2020. As a result, the financial results of Prestea have been represented as if Prestea had been discontinued from the start of the comparative period. Refer to Note 5 for detail of the comparative figures relating to discontinued operations.